P.E. 1/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Brief description

of

"Report on Publication of Information on the Company"

concerning

the execution of a definitive agreement for the division and transfer of its electronic component business to Tokin Corporation

NEC Corporation

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

1. <u>Filing of a Report on Publication of Information on the Company</u>

Pursuant to the rules of the Tokyo and four other exchanges in Japan (the "Exchanges"), NEC Corporation (the "Company") filed on January 31, 2002 with the Exchanges a Report on Publication of Information on the Company concerning the execution of a definitive agreement for the division and transfer of its electronic components business to Tokin Corporation (the "Report"). The Report is made available for public inspection by the Exchanges.

A company whose stock is listed on the Exchanges is required to disclose certain important matters regarding the company without delay and to file a report with the Exchanges on the matters disclosed and the time and manner of disclosure. On January 31, 2002, the Company disclosed the matter described above in the manner stipulated by Section 1 of Article 30 of Enforcement Order of the Securities and Exchange Law of 1948, as amended, of Japan, and filed the Report with the Exchanges.

2. <u>Outline of the Report</u>

Following is the English version of the matter disclosed.

Press Release – For immediate use

NEC Press Contacts:
In Japan
Daniel Mathieson
NEC Corporation
TEL:+81-3-3798-6511
E-mail:d-mathieson@bu.jp.nec.com

Tokin Press Contacts:
In Japan
Iino Kobiyama
Tokin Corporation
TEL:+81-3-3402-6163
E-mail:kobiyamah@tokin.co.jp

NEC and Tokin signed a definitive agreement for the transfer of NEC's electronic component business to Tokin

TOKYO, January 31st, 2002 – NEC Corporation ("NEC") (NASDAQ: NIPNY, FTSE: 6701q.l, TSE: 6701) and Tokin Corporation ("Tokin") (TSE: 6759) today signed a definitive agreement whereby NEC will divide and transfer its business of manufacturing and sale of capacitors, batteries and relays (the "Business") to Tokin, effective as of April 1, 2002 (the "Transaction").

1. Purpose of the Transaction

NEC is currently aiming to advance its solution business and, at the same time, to maximize the corporate value of the entire NEC Group by reorganization of its affiliates. In order to focus on the system LSI business, NEC Electron Devices, one of the in-house companies of NEC, will transfer the Business to Tokin, and will stimulate the growth of Tokin as the company in charge of electronic components business within the NEC Group. Tokin, which has a wide range of products based on materials-orientated technology, will aim to become a world leading electronic components manufacturer by strengthening competitiveness through the integration of NEC's electronic components business and synergies created thereby such as the unification of engineering resources and the acceleration of shift to overseas production.

2. Outline of Division and Transfer of Business

(1) Business

The electronic components business of NEC to be transferred to Tokin is the business of manufacturing and sale of capacitors, batteries and relays. In the fiscal year ended March 31, 2001, the Business has consolidated net sales of 77.3 billion yen and approximately 5,000 employees (3,200 overseas and 1,800 in Japan).

(2) Scheme

A scheme of the "division and transfer of business" under the Commercial Code of Japan (*Kaisha Bunkatsu*)

(3) Issuance of the Tokin's new shares

In exchange for the Business, Tokin will issue 49,682,386 shares of its common stock and allot all these shares to NEC, effective as of April 1, 2002. The number of shares is agreed by the two companies based upon valuation by their financial advisors. The agreed valuation is as follows:

	the value of Tokin's outstanding shares	the value of the Business
value ratio	1	0.7783

As a result, NEC will hold approximately 66.60% of outstanding shares of Tokin common stock. (Presently NEC's holding in Tokin is approximately 40.60%, which includes 19.90% shares transferred to a securities-based employee retirement benefit trust created by NEC.)

(4) Increase of paid-in capital

Tokin will increase its paid-in capital by 2,484,119,300 yen, upon issuance of the new shares.

(5) Assets, liabilities, rights and obligations to be transferred to Tokin

As a result of the Transaction, Tokin will acquire and assume assets and liabilities belonging to the Business, including accounts receivable, inventories, fixed assets including machinery for development and manufacturing, stocks of subsidiaries, accounts payable, loan from bank and IPRs , and rights and obligations under agreements relating to development, manufacturing, sales and maintenance in connection with the Business. The assets to be transferred to Tokin include all the shares of certain subsidiaries of NEC (See Paragraph 4 below).

(6) Schedule

Board approval of both companies:	January 31, 2002
Signing of the Agreement:	January 31, 2002
An Extraordinary General Meeting of Shareholders of Tokin for the approval of the Agreement:	February 20, 2002
Closing of the Transaction (Effective Date of the Division and Transfer of Business):	April 1, 2002
Date of Commercial Registration:	April 1, 2002

3. Change of Tokin's corporate name

Tokin will change its corporate name to "NEC TOKIN Corporation" subject to the approval at the Extraordinary General Meeting of shareholders to be held on February 20, 2002.

4. Transfer of subsidiaries

As of April 1, 2002, the following NEC's subsidiaries will become Tokin's wholly-owned subsidiaries:

(1) NEC TOKIN Iwate, Ltd.

Address	1 Karagai, Ichinoseki-shi, Iwate-ken, Japan
Established	January, 2002
President	Kazuyoshi Nago
Paid-in Capital	¥100 million
Operations	Development and manufacturing of relays and connectors.

(2) NEC TOKIN Toyama, Ltd.

Address	560 nyuzen nyuzen-cho, shimoniikawa-gun, Toyama-ken, Japan
Established	January,2002
President	Fuyuki Okawa
Paid-in Capital	¥100 million
Operations	Development and manufacturing of capacitors

(3) NEC TOKIN Tochigi, Ltd.

Address	484 Harigaya-cho, Utsunomiya-Shi, Tochigi-ken, Japan
Established	October,1988
President	Takehiko Nakada
Paid-in Capital	¥10 million
Operations	Development and manufacturing of batteries

(4) NEC TOKIN Electronics (Thailand) Co., Ltd. (Corporate name changed from NEC Technologies (Thailand) Co., Ltd. as of April 1, 2002)

Address	60/76 Nava Nakom Industrial Estate (Phase II) Klongnung, Klongluang, Pathumthani 12120, Thailand
Established	June, 1988
Managing Director	Tadatoshi Shiba
Paid-in Capital	808 million baht (as of September, 2001)

Operations	Development and manufacturing of capacitors

5. Liquidation of subsidiary

NEC Mobile Energy Corporation, an NEC's wholly owned subsidiary, will be dissolved during the First Half of the Fiscal Year ending March 31, 2003 along with its transfer of whole business to NEC TOKIN Tochigi, Ltd. No material effect on NEC's financial results is expected as a result of the dissolution of NEC Mobile Energy Corporation.

Outline of NEC Mobile Energy Corporation

Address	484 Harigaya-cho, Utsunomiya-Shi, Tochigi-ken, Japan
Established	October, 1994
President	Takehiko Nakada
Paid-in Capital	¥6,400 million
Operations	Development, manufacturing and sale of batteries

About Tokin Corporation

Taking advantage of its progressive/highly developed materials technologies, Tokin is proud to offer a wide variety of devices and systems for use in a broad range of products such as high-performance household appliances, office equipment, audio/visual equipment, and car electronics. For further information, please visit the Tokin home page at: www.tokin.co.jp

About NEC Corporation

NEC Corporation (NASDAQ: NIPNY) (FTSE: 6701q.l) is a leading provider of Internet solutions, dedicated to meeting the specialized needs of its customers in the key computer, network and electron device fields through its three market-focused in-house companies: NEC Solutions, NEC Networks and NEC Electron Devices. NEC Corporation, with its in-house companies, employs more than 150,000 people worldwide and saw consolidated net sales of 5,409 billion Yen (approx. US$43 billion) in the fiscal year ended March 31, 2001. For further information, please visit the NEC home page at: http://www.nec.com

***

CAUTIONARY STATEMENTS:

The above forecasts are forward-looking statements involving risks and uncertainties. A number of important factors could cause our actual results to differ materially from such statements. Among the factors that could cause actual results to differ materially from such statements include: general economic conditions in our markets; demand for, and competitive pricing pressure on, our products and services; our ability to continue to win acceptance of our products and services in highly competitive markets; and movements of currency exchange rates. Any forward looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

In case where the information contained in this supplement falls within the definition of "Material Information" under Paragraph 2 of Article 166 of the Securities and Exchange Law, if you read this supplement before the time of "Publication" (which is defined under the Securities and Exchange Law and its Enforcement Ordinance as twelve hours after its release; i.e., approximately 3:00 am on February 1, 2002 (JST)), you and the persons listed below* may be prohibited from purchasing, selling, or making other transactions of shares of stock or other securities of Tokin Corporation before the time of Publication.

*Other directors or employees of your company if the content of this press release comes to their knowledge in connection with their duty

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Vice President and
General Manager, Legal Division

Date: January 31, 2002